UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of Ohmyhome Limited (the “Company”), and (i) Simply Real Estate Partners Pte. Ltd., (ii) Narendra Patel and (iii) Chong Jia Gen, Kenneth (the “Sellers”) entered into a Share Purchase Agreement (“SPA”) pursuant to which Ohmyhome (BVI) will be acquiring 350,140 issued and fully paid ordinary shares in the capital of Simply Sakal Pte. Ltd. (“Simply”) from the Sellers, representing 100% of the equity interest in Simply. Simply is a leading tech-enabled property management company in Singapore. The SPA was negotiated at arm’s length between Ohmyhome (BVI) and the Sellers, and has been approved by the Board of Directors of the Company.

In accordance with the terms of the SPA, the Sellers have committed to sell, convey, assign, transfer and deliver to Ohmyhome (BVI) 100% of the equity interest in Simply for a total purchase price of S$4.7 million (equivalent to approximately US$3.5 million). The purchase price is structured as S$1.71 million (approximately US$1.25 million) in cash (the “Purchase Cash”), and S$3 million (approximately US$2.19 million) in the form of newly issued shares of the Company. The issuance of the Company’s shares will occur in four tranches, (i) the completion tranche on the completion date of the SPA, (ii) the first tranche on the first anniversary of the completion date of the SPA, (iii) the second tranche on the second anniversary of the completion date of the SPA and (iv) the third tranche on the third anniversary of the completion date of the SPA. The closing of the transaction is conditioned upon completion of due diligence reviews of Simply and any required regulatory approvals. The SPA is governed by Singapore law.

On October 6, 2023, the Company paid the Purchase Price and issued the completion tranche of Company’s shares to the Seller’s and the transaction was completed.

On October 11, 2023, the Company published a press release titled “Ohmyhome Ltd. Announces Acquisition of Simply Sakal, a Leading Singapore Tech-Enabled Property Management Company, Creating Property “Super App”, attached as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Ohmyhome Ltd. Announces Acquisition of Simply Sakal, a Leading Singapore Tech-Enabled Property Management Company, Creating Property “Super App”, October 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2023	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer